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                                                                     EXHIBIT 1.1

                   [Letterhead of McDonald Investments Inc.]





                                                    December 14,  1998


PERSONAL & CONFIDENTIAL
-----------------------

Board of Directors
Flagstar Bancorp, Inc.
2600 Telegraph Road
Bloomfield Hills, MI 48302

Attention:        Mr. Thomas J. Hammond
                  Chairman of the Board and Chief Executive Officer

Ladies and Gentlemen:

         This letter is intended to set forth the current intentions of Flagstar Bancorp, Inc. (the "Company") and McDonald Investments Inc., Roney Capital Markets and Friedman, Billings, Ramsey & Co. Inc. (the "Underwriters") concerning a proposed public offering of 1,300,000 shares of the Company's common stock (the "Common Stock"). It is currently anticipated that the Common Stock sold in the offering will consist entirely of shares offered by Thomas J. Hammond (the "Selling Shareholder").

         The Underwriters are prepared to proceed immediately in arranging for this offering wherein they would act as managing underwriters to purchase the Common Stock from the Selling Shareholder on a firm commitment basis, based upon the following understandings:

         1.       The gross underwriting spread will be 5.00%.

         2. The Selling Shareholder will provide to the Underwriters an over-allotment option for a specified number of shares of Common Stock (up to 15% of the size of the offering) on the same terms as the other Common Stock publicly offered. These shares will be purchased by the Underwriters only to cover the Underwriters' over-allotments, if any, in connection with the offering. The over-allotment option will extend for a period of 30 days following the effective date of the Registration Statement.



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Flagstar Bancorp, Inc.
December 14, 1998
Page 2



         3. The Company or the Selling Shareholder will pay all expenses in connection with the preparation and filing of the Registration Statement and Prospectus, including the printing and delivery of such number of copies of the Prospectus as the Underwriters shall deem necessary, the Company's own legal and accounting fees and expenses, Blue Sky fees and expenses (including only those fees and expenses of the Underwriters' counsel performed on behalf of the Company for legal work pertaining to qualification of the offering under applicable Blue Sky laws), SEC and NASD filing fees, fees of the transfer agent and registrar, and the cost of supplying Common Stock certificates. In addition, the Company will bear the travel and lodging expenses of its management during information meetings with potential investors.

         4. In the event that the Company or the Selling Shareholder determines not to proceed with the offering for any reason, or if the Underwriters determine not to proceed with the offering due to the Company's inability to achieve the financial objectives set forth in paragraph 7 herein, or if the Underwriters determine not to proceed with the offering based on the requirements in paragraph 8 not being satisfied, the Company or the Selling Shareholder will promptly reimburse the Underwriters for all expenses incurred by the Underwriters, up to a maximum of $75,000, all of which shall be for actual, reasonable out-of-pocket expenses, including legal fees and expenses. The provisions of this Paragraph 4 shall be binding upon the Company's successors and assigns.

         5. Except as provided in Paragraph 4, the Underwriters will be responsible for any expense incurred on its behalf, including the fees and expenses (except for Blue Sky fees and expenses) of its counsel.

         6. The Company will use its best efforts to file the Registration Statement with the SEC as soon as reasonably possible after the execution of this letter.

         7. The Underwriters' intention to proceed as described above is based upon their understanding that at the time the Registration Statement is declared effective by the SEC, the Company expects, based upon factors known at that time, that it will have earnings per share for the year ending December 31, 1998, and the quarter ending March 31, 1999 of at least $2.65 and $0.60, respectively.




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Flagstar Bancorp, Inc.
December 14, 1998
Page 3



         8. In addition, the Underwriters' intention is conditioned on the preparation of a Registration Statement satisfactory to the Underwriters and their counsel; the satisfactory completion of their due diligence investigation of the Company; satisfactory comfort from the Company's independent accountants; and the absence of any material adverse change in the condition, affairs or prospects of the Company at all times before the completion of the offering.

         9. Thomas J. Hammond, Janet G. Hammond and Mark T. Hammond will agree not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock, or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the offering without the written consent of McDonald Investments Inc., which consent shall not be unreasonably withheld. The 180 day restriction would not apply to a decision by the Company's Board of Directors to sell 100% of the Company's Common Stock.


         Except for the numbered paragraphs 3, 4, and 5 above, which constitute binding agreements between the Company, the Selling Shareholder and the Underwriters with respect to the subject matter thereof, this letter is not intended to be a binding agreement, and neither the Company, the Selling Shareholder nor the Underwriters will be obligated unless and until each party has executed the final underwriting agreement, and in such event, the parties' respective obligations will arise only under such final underwriting agreement. This letter is, however, an expression made in good faith of the current intentions of the parties hereto.


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Flagstar Bancorp, Inc.
December 14, 1998
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         If the foregoing is in accordance with your understanding, please indicate your acceptance on the enclosed copy and return it to us.

                            Very truly yours,

                            MCDONALD INVESTMENTS INC.


                            /s/ Charles R. Crowley
                            -------------------------------
                            Charles R. Crowley
                            Managing Director

                            RONEY CAPITAL MARKETS


                            /s/ John C. Donnelly
                            -------------------------------
                            John C. Donnelly
                            Managing Director

                            FRIEDMAN, BILLINGS, RAMSEY & CO. INC.


                            /s/ J.Rock Tonkle
                            -------------------------------
                            J.Rock Tonkle
                            Managing Director



The undersigned hereby acknowledges
that the foregoing correctly sets forth
the understanding between the Company,
the Selling Shareholder and the Underwriters.



By: /s/ Thomas J. Hammond
    -------------------------------
    Thomas J. Hammond
    Chairman of the Board and Chief Executive Officer